August 26, 2008
VIA EDGAR AND FAX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Mail Stop 6010
Attn: Jeffrey Riedler

Re:	Genta Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed July 2, 2008, Response filed on August 8, 2008
File No. 0-19635
Dear Mr. Riedler:
This letter is submitted on behalf of Genta Incorporated (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated August 21, 2008 (the “Comment Letter”).
For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.
Why We Entered Into This Transaction, page 12
1.	You state that you decided to enter into the transaction based upon the board’s internal discussions regarding strategic alternatives and advice from the financial adviser. Please expand your disclosure to describe the material substance of the discussions and advice.
Response to Comment 1:
Thank you for your comment. We propose to add the following language on page 16:
“Genta management and our Company’s Board of Directors have periodically reviewed and evaluated our business strategy and strategic options, including potential financings, acquisitions, and other strategic transactions in an effort to enhance stockholder value. Over the past several years, the Company’s major goal has been to secure worldwide regulatory approval of its lead oncology compound, Genasense®.

Securities and Exchange Commission
August 26, 2008

On December 29, 2005, we completed submission of a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) that sought approval for the use of Genasense® as treatment of patients with chronic lymphocytic leukemia (CLL). On January 3, 2006, we submitted a Marketing Authorization Application (MAA) to the European Medicines Agency (EMEA) for the use of Genasense® as treatment for patients with advanced melanoma. During 2006, we initiated a number of activities in expectation of a commercial launch of Genasense®, including but not limited to, the hiring of personnel to support these activities in manufacturing, sales, and marketing. On December 15, 2006, we were notified by FDA that our NDA in CLL was deemed “non-approvable”. As a consequence, on December 20, 2006 we announced a major restructuring of the Company and a commensurate reduction in workforce.
On February 2, 2007, we announced that we had completed the final response to questions from the EMEA regarding the melanoma MAA. On February 26, 2007, we announced that we would appeal the FDA decision on the NDA for CLL. With both of these applications pending, the Company raised $11 million in a common stock offering on March 14, 2007 from our previously effective shelf registration statement. Proceeds of this financing were intended to support general corporate activities while the regulatory applications were pending, to provide support for ongoing clinical trials of Genasense, and to fund other research. On April 23, 2007, we were notified that the EMEA had a “negative opinion” of our melanoma application, and this decision was upheld during an appeal that we announced on July 19, 2007.
On August 13, 2007, we announced that we had initiated a new Phase 3 trial of Genasense in patients with advanced melanoma that we believe may secure worldwide regulatory approval in this disease. Moreover, on September 17, 2007 we announced that Genta had initiated the first clinical trial with a new internally developed drug, known as G4544. With these events, the Company accelerated its plans to secure additional funding to support these and other activities.
During the third quarter of 2007, we contacted at least eight firms in an effort to pursue “venture debt” financing for one or more of our products in amounts ranging from $5 million to $30 million. While this effort appeared initially promising, the Genta common stock price progressively declined during this period, and the resultant decrease in equity was cited by several of the potential investors that ultimately declined to proceed with a transaction. In parallel, we received two successive notices from NASDAQ that the Company had failed to retain compliance with exchange rules regarding minimum stockholders equity and minimum bid price, respectively.
During this period, we also met with two firms that specialized in royalty-based financing; however, due to regulatory uncertainties regarding the potential approval of our products, these firms declined to proceed with a transaction.
During the fourth quarter of 2007, the Company engaged in discussions with two additional firms, regarding establishment of an equity line of credit, and Genta exchanged term sheets with one such firm on a mechanism that potentially would have provided up to $50 million in equity financing. However, this financing was ultimately deemed non-viable by both parties for several reasons. First, the low price of the Company’s common stock, combined with restrictions on the

Securities and Exchange Commission
August 26, 2008

amount of funds that could be raised in any particular time period, would not have been sufficient to fund the Company’s operations. Second, this transaction would have required a new S-1 filing, a likely review by the Securities and Exchange Commission (SEC), and a proxy solicitation to secure stockholder approval — all of which contributed to both a high uncertainty of success and a potential closing date beyond which the Company would have been insolvent.
During the fourth quarter of 2007, we met with three different investment banks to explore various financing options, and on November 28, 2007, we engaged Rodman and Renshaw (“Rodman”) to assist the Company in securing such funding. A registered direct offering from the Company’s remaining shelf registration statement was considered the most desirable alternative. However, the Company’s low common stock price would have required a large discount in the offering price, and it was believed that any such transaction would also have required extensive warrant coverage. The bank further indicated that, given the deteriorating investment climate in the biotechnology sector, it was highly uncertain that such a transaction could be completed in any event.
In December 2007, we explored possible convertible debt financings, and we were proffered non-binding terms from three firms, including Rodman. We exchanged terms sheets with two of the firms; however, one firm elected to withdraw its term sheet, citing the Company’s deteriorating financial position. Terms of the remaining term sheet would have potentially provided up to $18 million in a convertible note. After review and discussion with the Genta Board of Directors during their quarterly meeting on December 18, 2007, negotiations with the remaining firm continued and legal documents were drafted and exchanged by counsel for both that firm and with Genta. However, as drafted, the final proposal would not have provided sufficient funds in a timely fashion to continue the Company’s operations, and we terminated these discussions in January, 2008.
On January 9, 2008, the Company became aware of a transaction concluded by a comparable biotech company whereby that Company’s Chief Executive Officer (CEO) led a syndicate of five investors that raised approximately $26 million in a private placement of common stock with extensive warrant coverage. We then instructed Rodman to explore whether there was potential interest in a CEO-led transaction for Genta. However, Rodman reported back that they were unable to elicit interest in such a transaction at that time.
On January 15, 2008, FDA notified the Company that the Agency was extending the time period for its review of our appeal on the decision regarding the CLL NDA. On February 13, 2008, the Company raised $3.1 million in a registered direct offering of approximately 20% of the Company’s outstanding shares, which allowed us to continue our Phase 3 trial in melanoma while we sought additional funds to continue operations.
On March 17, 2008, we filed our Form 10-K for fiscal year 2007, which stated that we had received a “going concern” notice from our auditors. The notice of a “going concern” qualification was also reinforced in a press release on March 20, 2008. In the 10-K, we also explicitly warned that the Company faced the possibility of bankruptcy if we were not able to secure additional funds.

Securities and Exchange Commission
August 26, 2008

During the first and second quarters of 2008, the Company approached a number of other biopharmaceutical companies regarding a possible merger and/or acquisition. In February 2008, Genta approached a company that had recently sustained a major development setback but nonetheless had retained substantial cash resources. Following an initially favorable indication of interest, Genta entered into confidentiality and initiated the diligence process with this company during meetings in March 2008. However, the company declined to move ahead due to continued regulatory uncertainty regarding the approval of Genasense®. Other companies either declined to pursue discussions or dropped out of discussions for similar reasons.
In March 2008, Genta was introduced to a large investment fund that initially expressed an investment interest, but with the understanding that its involvement would equate with a complete recapitalization of the Company. Under confidentiality, we met with a number of representatives from the fund; however, in May 2008 the principals of the firm declined to make the investment.
On March 17, 2008 we announced that FDA had declined our appeal in CLL, although a potential regulatory path forward had been clarified, and the Company indicated its intent to pursue that objective. On April 7, 2008, we announced a further reduction in our workforce.
On April 30, 2008, the Genta Board of Directors convened via teleconference and was informed of the lack of success in securing a merger or acquisition partner, and also that several large companies had specifically indicated that they would have no interest in a license or partnership for Genasense® absent formal regulatory approval. All of these factors combined to increase the risk of bankruptcy.
Accordingly, on April 30, 2008, management met with specialized bankruptcy counsel, and on May 2, 2008, we formally engaged a law firm in Wilmington, Delaware to represent the Company’s interests in a potential bankruptcy filing. During a teleconference with the Genta Board of Directors on May 5, 2008, the Board was informed that we had paid an initial retainer, and that upon advice of counsel, the Company had commenced preparation of extensive materials required to potentially file such action.
On May 6, 2008, pursuant to a decision by NASDAQ to de-list the Company due to inadequate stockholder’s equity, we announced that trading in our common stock would be transferred to the over-the-counter market.
With continued deterioration in our financial condition and upon advice of specialized bankruptcy counsel, we re-approached the aforementioned investment fund, as well as certain other parties, to inquire whether there was interest in negotiating bridge financing and participation in an auction of the Company under bankruptcy pursuant to a possible “363 filing”. Via teleconferences on May 16, 2008 and May 20, 2008, the Genta Board of Directors monitored discussions regarding these potential transactions, as well as appropriate timing for a potential bankruptcy filing.

Securities and Exchange Commission
August 26, 2008

An affiliate of the aforementioned investment fund expressed interest in the 363 process, and we entered into confidentiality with this company; however, after several weeks of discussion, the affiliate declined to proceed with this transaction. With one exception, all other parties who were approached with this potential transaction in bankruptcy also declined to participate.
On April 2, 2008, we were informed by Rodman that there was renewed interest in a possible transaction involving Genta with several investors, so long as Genta’s CEO participated in the offering, and on April 4, 2008 we formally signed a re-engagement letter with Rodman to evaluate that interest. A potential $5 million term sheet involving issuance of common stock with warrant coverage was drafted by Rodman and was reviewed by the Company. At the prevailing price, the contemplated transaction would have represented approximately 60% dilution of our common stock. However, the proceeds from this offering would have been insufficient to continue our Phase 3 trial in melanoma, and there ultimately proved to be no substantial investor interest in concluding such a transaction.
On May 8, 2008, the Company released financial results for the first quarter of 2008. At that time, we announced that in order to conserve cash we were seeking a buyer for our marketed product, Ganite®, and also that we had terminated an ongoing research program involving c-myb antisense. We indicated in our 8-K filing with the SEC and in our press release for the quarterly statement that we expected to run out of funds in the second quarter of 2008, and we further warned that we might need to file for bankruptcy.
Together with Rodman, beginning in early April 2008 and extending through the end of May 2008, Company management met extensively with potential investors both in-person and by teleconference. We shared only public information at these meetings, and only shared non-public information if the potential investor executed a confidentiality agreement. A major objective of this effort was to identify a “lead investor” who would agree to conduct extensive diligence on the Company, who could bring in other potential investors, and who would lead any subsequent negotiations on the terms of a potential transaction.
This effort led to the identification of a potential lead investor who on May 21, 2008 proffered terms of a convertible note offering, including among other terms: several tranches totaling up to $40 million; an initial tranche of $15 million; an option for a second tranche of up to $25 million; a requirement that Genta management fund at least $2 million of the initial tranche; a conversion price of $0.01 per share; and a coupon rate of 10%. On May 23, 2008, after extensive discussion, the Genta Board of Directors provisionally approved this proposal during a teleconference. The Company undertook to further negotiate the terms of this transaction including, among other provisions, an increase in total proceeds to $50 million and an increase in the conversion price to $0.075 per share. However, these efforts were unsuccessful, and the investor allowed the term sheet to expire on the evening of May 23, 2008.
With expiration of the term sheet, the Company believed that an imminent bankruptcy filing was the most likely consequence, and the Genta Board of Directors convened via teleconference on May 27, 2008 to discuss this process with specialized bankruptcy counsel. Management had previously met with three investment banks to consider representation of the Company during

Securities and Exchange Commission
August 26, 2008

the bankruptcy auction process. The engagement of Rodman was approved for this purpose, subject to satisfaction that this engagement would not negatively affect any other effort to secure alternative financing. The Board also authorized a further workforce reduction.
Later on May 27, 2008, Rodman received a revised term sheet from the previous lead investor for a convertible note offering that, among other terms, provided for total potential proceeds and an initial tranche of $34 million and $17 million, respectively, an increase in the coupon rate to 15%, a minimum requirement for Genta management participation at $2 million in the initial tranche, and a conversion price at $0.01. Genta’s Board of Directors convened on May 30, 2008 to consider this proposal, together with corporate counsel, the investment bank, and counsel for the bank. The revised proposal, including all its terms and the advisability of management participation, was extensively discussed. After deliberation that reflected an absence of alternatives to bankruptcy, including the absence of a 363 partner to provide bridge financing to creditors, the Board provisionally approved the financing proposal, subject to final negotiations and closing conditions. Negotiations and discussions ensued with the lead investor, other potential investors, counsel for all investors, the investment bank, counsel for the bank, and other parties.
On May 29, 2008, the Company pre-announced results of a scientific presentation that was scheduled for June 2, 2008, which showed that responses in our Phase 3 trial of Genasense® in CLL were associated with a significant increase in patient survival. We also announced that the Company had requested a meeting with FDA to review these data, especially in view of the outcome of the NDA appeal that was announced on March 17, 2008.
After concluding extensive negotiation with all potential investors, the convertible note financing for total potential proceeds of $40 million was approved and announced on June 6, 2008. The Company announced the closing of the initial tranche of $20 million on June 9, 2008.”
2.	Supplementally, please provide us with a copy of the engagement letter you entered into with the financial advisor.
Response to Comment 2:
Thank you for your comment. As requested, please see the engagement letter, as amended, attached hereto as Annex A.
*       *      *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
August 26, 2008

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the foregoing are responsive to the Staff’s Comment letter. If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (908) 219-3125.
Sincerely,
/s/ GARY SIEGEL
Gary Siegel
Vice President, Finance
cc: Emilio Ragosa, Esq., Morgan, Lewis & Bockius LLP

ANNEX A
ENGAGEMENT LETTER

       200 Connell Drive
       Berkeley Heights, NJ 07922
June 23, 2008
Mr. John Chambers
Senior Vice President
Rodman and Renshaw, LLC
1270 Avenue of the Americas, 16th Floor
New York, NY 10020
Dear Mr. Chambers:
This letter agreement (hereinafter, this “Letter Agreement”) hereby amends the engagement letter dated April 4, 2008 (the “Engagement Letter”), by and between Genta Incorporated (the “Company”) and Rodman & Renshaw, LLC (“Rodman”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Engagement Letter.
Section A(l) of the Engagement Letter is hereby amended and restated as follows:
     “Placement Agent’s Fee. The Company shall pay to Rodman a cash placement fee (the “Placement Agent’s Fee”) equal to 6% of the aggregate purchase price paid by each purchaser of Securities that are placed in the Offering. The Placement Agent’s Fee shall be paid at each closing of the Offering (the “Closing”) from the gross proceeds of the Securities sold in that particular Closing.”
Section A(2) of the Engagement Letter is hereby amended and restated as follows:
     “Warrants. As additional compensation for the Services, the Company shall issue to Rodman or its designees at each closing of the Offering (the “Closing”), warrants (the “Rodman Warrants”) to purchase that number of shares of common stock of the Company (“Shares”) equal to 2% of the aggregate number of Shares placed each Closing of the Offering. The Rodman Warrants shall have the same terms, including exercise price and registration rights as the warrants issued to investors (“Investors”) in the Offering. If no warrants are issued to Investors, the Rodman Warrants shall have an exercise price equal to $0.02 per share, an exercise period of five years from the date of issuance and registration rights for the Shares underlying the Rodman Warrants equivalent to those granted with respect to the Shares. If no registration rights are granted, then Rodman shall not have any registration rights.”
Raymond P. Warrell, Jr. M.D., Chairman & Chief Executive Officer
908-286-3965 (T) 908-464-1705 (F)
Warrell@genta.com

The Engagement Letter and this Letter Agreement constitute the entire understanding and agreement between the parties hereto with respect to its subject matter and there are no agreements or understandings with respect to the subject matter hereof which are not contained in the Engagement Letter or this Letter Agreement. This Letter Agreement may be modified only in writing signed by the party to be charged hereunder.
If the foregoing correctly sets forth our agreement, please confirm this by countersigning and returning to us this letter.
Very truly yours,

GENTA INCORPORATED

By: Name:	/s/ Raymond P. Warrell Raymond P. Warrell, Jr., M.D.
Title:	Chairman and Chief Executive Officer
Agreed to and accepted as of the date first written above:

RODMAN & RENSHAW, LLC

By: Name:	/s/ John Chambers John Chambers
Title:	Senior Vice President
Raymond P. Warrell, Jr. M.D., Chairman & Chief Executive Officer
908-286-3965 (T) 908-464-1705 (F)
Warrell@genta.com

April 4, 2008
STRICTLY CONFIDENTIAL
Raymond P. Warrell Jr., M.D.
Chairman of the Board and Chief Executive Officer
200 Connell Drive,
Berkeley Heights, NJ 07922
Dear Dr. Warrell:
     This letter (the “Agreement”) constitutes the agreement between Genta Incorporated (the “Company”) and Rodman & Renshaw, LLC (“Rodman”) that Rodman shall serve as the exclusive placement agent (the “Services”) for the Company, on a “best efforts” basis, in connection with the proposed offer and placement (the Offering”) by the Company of securities of the Company (the “Securities”). The terms of the Offering and the Securities shall be mutually agreed upon by the Company and the investors and nothing herein implies that Rodman would have the power or authority to bind the Company or an obligation for the Company to issue any Securities or complete the Offering. The Company expressly acknowledges and agrees that Rodman’s obligations hereunder are on a reasonable best efforts basis only and that the execution of this Agreement does not constitute a commitment by Rodman to purchase the Securities and does not ensure the successful placement of the Securities or any portion thereof or the success of Rodman with respect to securing any other financing on behalf of the Company.
     A. Fees and Expenses. In connection with the Services described above, the Company shall pay to Rodman the following compensation:
          1. Placement Agent’s Fee. The Company shall pay to Rodman a cash placement fee (the “Placement Agent’s Fee”) equal to 6% of the aggregate purchase price paid by each purchaser of Securities that are placed in the Offering. The Placement Agent’s Fee shall be paid at the closing of the Offering (the “Closing”) from the gross proceeds of the Securities sold.
          2. Warrants. As additional compensation for the Services, the Company shall issue to Rodman or its designees at the closing of the Offering (the “Closing”), warrants (the “Rodman Warrants”) to purchase that number of shares of common stock of the Company (“Shares”) equal to 6% of the aggregate number of Shares placed in the Offering. The Rodman Warrants shall have the same terms, including exercise price and registration rights as the warrants issued to investors (“Investors”) in the Offering. If no warrants are issued to Investors, the Rodman Warrants shall have an exercise price equal to 120% of the price at which Shares are issued to Investors, an exercise period of five years and registration rights for the Shares underlying the Rodman Warrants equivalent to those granted with respect to the Shares.
          3. Expenses. In addition to any fees payable to Rodman hereunder, but only if an Offering is consummated, the Company hereby agrees to reimburse Rodman for all reasonable travel and other out-of-pocket expenses incurred in connection with Rodman’s engagement, including the reasonable fees and expenses of Rodman’s counsel. Such reimbursement shall be limited to $25,000 without prior written approval by the Company and shall be paid at the Closing from the gross proceeds
1270 Avenue of the Americas, 16th Floor, New York, NY 10020 ☐ Tel:: 212 356 0500 Fax:: 212 581 5690
www.rodmanandrenshaw.com ☐ Member: FINRA, SIPC

of the Securities sold.
     B. Term and Termination of Engagement. The term (the “Term”) of Rodman’s engagement will begin on the date hereof and end on the earlier of the consummation of the Offering or 15 days after the receipt by either party hereto of written notice of termination; Notwithstanding anything to the contrary contained herein, the provisions concerning confidentiality, indemnification, contribution and the Company’s obligations to pay fees and reimburse expenses contained herein will survive any expiration or termination of this Agreement.
     C. Fee Tail. Rodman shall be entitled to a Placement Agent’s Fee and Rodman Warrants, calculated in the manner provided in Paragraph A, with respect to any subsequent public or private offering or other financing or capital-raising transaction of any kind (“Subsequent Financing”) to the extent that such financing or capital is provided to the Company by investors in this Offering (other than those investors listed on Schedule A hereto), if such Subsequent Financing is consummated at any time within the 12-month period following the expiration or termination of this Agreement (the “Tail Period”).
     D. Use of Information. The Company will furnish Rodman such written information as Rodman reasonably requests in connection with the performance of its services hereunder. The Company understands, acknowledges and agrees that, in performing its services hereunder, Rodman will use and rely entirely upon such information as well as publicly available information regarding the Company and other potential parties to an Offering and that Rodman does not assume responsibility for independent verification of the accuracy or completeness of any information, whether publicly available or otherwise furnished to it, concerning the Company or otherwise relevant to an Offering, including, without limitation, any financial information, forecasts or projections considered by Rodman in connection with the provision of its services. Rodman agrees not to use any confidential information concerning the Company provided to them by the Company for any other purpose, other than those contemplated under this Agreement.
     E. Confidentiality. In the event of the consummation or public announcement of any Offering, Rodman shall have the right to disclose its participation in such Offering, including, without limitation, the placement at its cost of “tombstone” advertisements in financial and other newspapers and journals. Rodman agrees not to use any confidential information concerning the Company provided to Rodman by the Company for any purposes other than those contemplated under this Agreement.
     F. Securities Matters. The Company shall be responsible for any and all compliance with the securities laws applicable to it, including Regulation D and the Securities Act of 1933, and Rule 506 promulgated thereunder, and unless otherwise agreed in writing, all state securities (“blue sky”) laws. Rodman agrees to cooperate with counsel to the Company in that regard. Rodman shall be responsible for all filings with FINRA, with the reasonable cooperation by the Company and Company counsel.
     G. Indemnity.
          1. In connection with the Company’s engagement of Rodman as placement agent, the Company hereby agrees to indemnify and hold harmless Rodman and its Affiliates, and the respective controlling persons, directors, officers, shareholders, agents and employees of any of the foregoing (collectively the “Indemnified Persons”), from and against any and all claims, actions, suits, proceedings (including those of shareholders), damages, liabilities and expenses incurred by any of them (including the reasonable fees and expenses of counsel), (collectively a “Claim”), which are (A) related to or arise out of (i) any actions taken or omitted to be taken (including any untrue statements made or any statements omitted to be made) by the Company, or (ii) any actions taken or omitted to be taken by any Indemnified Person in connection with the Company’s engagement of Rodman, or (B) otherwise relate to or arise out of Rodman’s activities on the Company’s behalf under Rodman’s engagement, and the Company shall reimburse any Indemnified Person for all expenses (including the reasonable fees and expenses of counsel) incurred by such Indemnified Person in connection with investigating, preparing or defending any such claim, action, suit or proceeding, whether or not in connection with pending or threatened litigation in which any Indemnified Person is a party. The Company will not, however, be responsible for any Claim, which is finally judicially determined to have resulted from the gross negligence or willful misconduct of any person seeking indemnification for such Claim. The Company further agrees that no Indemnified Person shall have any liability to the Company for or in connection with the Company’s engagement of Rodman except for any Claim incurred by the Company as a result of such Indemnified Person’s gross negligence or willful misconduct.
          2. The Company further agrees that it will not, without the prior written consent of Rodman, settle, compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is an actual or potential party to such Claim), unless such settlement, compromise or consent includes an unconditional, irrevocable release of each Indemnified Person from any and all liability arising out of such Claim.
          3. Promptly upon receipt by an Indemnified Person of notice of any complaint or the assertion or institution of any Claim with respect to which indemnification is being sought hereunder, such Indemnified Person shall notify the Company in writing of such complaint or of such assertion or institution but failure to so notify the Company shall not relieve the Company from any obligation it may have hereunder, except and only to the extent such failure results in the forfeiture by the Company of substantial rights and defenses. If the Company so elects or is requested by such Indemnified Person, the Company will assume the defense of such Claim, including the employment of counsel reasonably satisfactory to such Indemnified Person and the payment of the fees and expenses of such counsel. In the event, however, that legal counsel to such Indemnified Person reasonably determines that having common counsel would present such counsel with a conflict of interest or if the defendant in, or target of, any such Claim, includes an Indemnified Person and the Company, and legal counsel to such Indemnified Person reasonably concludes that there may be legal defenses available to it or other Indemnified Persons different from or in addition to those available to the Company, then such Indemnified Person may employ its own separate counsel to represent or defend him, her or it in any such Claim and the Company shall pay the reasonable fees and expenses of such counsel. Notwithstanding anything herein to the contrary, if the Company fails timely or diligently to defend, contest, or otherwise protect against any Claim, the relevant Indemnified Party shall have the right, but not the obligation, to defend, contest, compromise, settle, assert crossclaims, or counterclaims or otherwise protect against the same, and shall be fully indemnified by the Company therefor, including without limitation, for the reasonable fees and expenses of its counsel and all amounts paid as a result of such Claim or the compromise or settlement thereof. In addition, with respect to any Claim in which the Company assumes the defense, the Indemnified Person shall have the right to participate in such Claim and to retain his, her or its own counsel therefor at his, her or its own expense.
          4. The Company agrees that if any indemnity sought by an Indemnified Person hereunder is held by a court to be unavailable for any reason (other than as a result of the gross negligence or willful misconduct of the Indemnified Person) then (whether or not Rodman is the Indemnified Person), the Company and Rodman shall contribute to the Claim for which such indemnity is held unavailable in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and Rodman on the other, in connection with Rodman’s engagement referred to above, subject to the limitation that in no event shall the amount of Rodman’s contribution to such Claim exceed the amount of fees actually received by Rodman from the Company pursuant to Rodman’s engagement. The Company hereby agrees that the relative benefits to the Company, on the one hand, and Rodman on the other, with respect to Rodman’s engagement shall be deemed to be in the same proportion as (a) the total value paid or proposed to be paid or received by the Company or its stockholders as the case may be, pursuant to the Offering (whether or not consummated) for which Rodman is engaged to render services bears to (b) the fee paid or proposed to be paid to Rodman in connection with such engagement.
          5. The Company’s indemnity, reimbursement and contribution obligations under this Agreement (a) shall be in addition to, and shall in no way limit or otherwise adversely affect any rights that any Indemnified Party may have at law or at equity and (b) shall be effective whether or not the Company is at fault in any way.
     H. Limitation of Engagement to the Company. The Company acknowledges that Rodman has been retained only by the Company, that Rodman is providing services hereunder as an independent contractor (and not in any fiduciary or agency capacity) and that the Company’s engagement of Rodman is not deemed to be on behalf of, and is not intended to confer rights upon, any shareholder, owner or partner of the Company or any other person not a party hereto as against Rodman or any of its affiliates, or any of its or their respective officers, directors, controlling persons (within the meaning of Section 15 of the Act or Section 20 of the Securities Exchange Act of 1934), employees or agents. Unless otherwise expressly agreed in writing by Rodman, no one other than the Company is authorized to rely upon this Agreement or any other statements or conduct of Rodman, and no one other than the Company is intended to be a beneficiary of this Agreement. The Company acknowledges that any recommendation or advice, written or oral, given by Rodman to the Company in connection with Rodman’s engagement is intended solely for the benefit and use of the Company’s management and directors in considering a possible Offering, and any such recommendation or advice is not on behalf of, and shall not confer any rights or remedies upon, any other person or be used or relied upon for any other purpose. Rodman shall not have the authority to make any commitment binding on the Company. The Company, in its sole discretion, shall have the right to reject any investor introduced to it by Rodman. The Company agrees that it will perform and comply with the covenants and other obligations set forth in the purchase agreement and related transaction documents between the Company and the investors in the Offering, and that Rodman will be entitled to rely on the representations, warranties, agreements and covenants of the Company contained in such purchase agreement and related transaction documents as if such representations, warranties, agreements and covenants were made directly to Rodman by the Company.
     I. Limitation of Rodman’s Liability to the Company. Rodman and the Company further agree that neither Rodman nor any of its affiliates or any of its their respective officers, directors, controlling persons (within the meaning of Section 15 of the Act or Section 20 of the Exchange Act of 1934), employees or agents shall have any liability to the Company, its security holders or creditors, or any person asserting claims on behalf of or in the right of the Company (whether direct or indirect, in contract, tort, for an act of negligence or otherwise) for any losses, fees, damages, liabilities, costs, expenses or equitable relief arising out of or relating to this Agreement or the Services rendered hereunder, except for losses, fees, damages, liabilities, costs or expenses that arise out of or are based on any action of or failure to act by Rodman and that are finally judicially determined to have resulted solely from the gross negligence or willful misconduct of Rodman.
     J. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be fully performed therein. Any disputes which arise under this Agreement, even after the termination of this Agreement, will be heard only in the state or federal courts located in the City of New York, State of New York. The parties hereto expressly agree to submit themselves to the jurisdiction of the foregoing courts in the City of New York, State of New York. The parties hereto expressly waive any rights they may have to contest the jurisdiction, venue or authority of any court sitting in the City and State of New York. In the event of the bringing of any action, or suit by a party hereto against the other party hereto, arising out of or relating to this Agreement, the party in whose favor the final judgment or award shall be entered shall be entitled to have and recover from the other party the costs and expenses incurred in connection therewith, including its reasonable attorneys’ fees. Any rights to trial by jury with respect to any such action, proceeding or suit are hereby waived by Rodman and the Company.
     K. Notices. All notices hereunder will be in writing and sent by certified mail, hand delivery, overnight delivery or telefax, if sent to Rodman, to Rodman & Renshaw, LLC, 1270 Avenue of the Americas, 16th Floor, New York, NY 10020, fax number (212) 356-0536, Attention: General Counsel, and if sent to the Company, to Genta Incorporated, 200 Council Drive, Berkeley Heights, New Jersey 07922, fax number 908-464-1701, Attention: Raymond P. Warrell, Jr.. Notices sent by certified mail shall be deemed received five days thereafter, notices sent by hand delivery or overnight delivery shall be deemed received on the date of the relevant written record of receipt, and notices delivered by telefax shall be deemed received as of the date and time printed thereon by the telefax machine.
     L. Miscellaneous. This Agreement shall not be modified or amended except in writing signed by Rodman and the Company. This Agreement shall be binding upon and inure to the benefit of both Rodman and the Company and their respective assigns, successors, and legal representatives. This Agreement constitutes the entire agreement of Rodman and the Company with respect to the subject matter hereof and supersedes any prior agreements. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect, and the remainder of the Agreement shall remain in full force and effect. This Agreement may be executed in counterparts (including facsimile counterparts), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
     In acknowledgment that the foregoing correctly sets forth the understanding reached by Rodman and the Company, please sign in the space provided below, whereupon this letter shall constitute a binding Agreement as of the date indicated above.

Very truly yours, RODMAN & RENSHAW, LLC
By	/s/ John Chambers
Name:	John Chambers
Title:	Senior Vice President

Accepted and Agreed: GENTA INCORPORATED
By	/s/ Raymond P. Warrell
Name:	Raymond P. Warrell
Title:	Chief Executive Officer

SCHEDULE A
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